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                              February 23, 2022

       Thomas A. Feil
       President
       Capital One Funding, LLC
       1600 Capital One Drive
       Room 27907A
       McLean, Virginia 22102

                                                        Re: Capital One
Funding, LLC
                                                            Capital One
Multi-Asset Execution Trust
                                                            Capital One Master
Trust
                                                            Registration
Statement on Form SF-3
                                                            Filed January 28,
2022
                                                            File Nos.
333-262382, 333-262382-01 and 333-262382-02

       Dear Mr. Feil:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form SF-3

       General

   1.                                                   We note your use of
LIBOR-based disclosure throughout the form of prospectus    for
                                                        illustrative purposes.
  It is not clear to us why such LIBOR-based disclosure is
                                                        appropriate given your
statement on the cover page of the form of prospectus that    any
                                                        floating rate notes
offered under this registration statement will be based on a benchmark index other than LIBOR.
   In light of the continuing transition away from LIBOR, please revise your disclosure
throughout the prospectus either to identify the benchmark index you plan to use for
floating rate notes, if known, or to provide appropriate placeholders for
 Thomas A. Feil
Capital One Funding, LLC
February 23, 2022
Page 2
         a generic benchmark other than LIBOR. Please also include any appropriate risk factors regarding the use of a new benchmark and any other relevant risk factors related to
         LIBOR transition efforts. See, generally, Staff Statement on LIBOR
Transition   Key
         Considerations for Market Participants (Dec. 7, 2021).
Form of Prospectus
Risk Factors, page 32

2. To the extent that you believe investors in these asset-backed securities may be impacted by climate-related events, including, but not limited to, existing or pending legislation or regulation that relates to climate change, please consider revising your disclosure to
         describe these risks. See the Commission   s Guidance Regarding
Disclosure Related to
         Climate Change, Interpretive Release No. 33-9106 (Feb. 8, 2010).
Part II - Information Not Required in Prospectus
Item 14. Exhibits, page II-1

3.       Please file your remaining exhibits with your next amendment. Refer to
Item 1100(f) of
         Regulation AB and Instruction 1 to Item 601 of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Arthur Sandel at 202-551-3262 or Rolaine Bancroft at 202-551-
3313 with any questions.



FirstName LastNameThomas A. Feil                                Sincerely,
Comapany NameCapital One Funding, LLC
                                                                Division of
Corporation Finance
February 23, 2022 Page 2                                        Office of
Structured Finance
FirstName LastName